Filed by Tower Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Tower Financial Corporation

Commission File No. 000-25287

This filing relates to the proposed merger transaction between Old National Bancorp (“Old National”) and Tower Financial Corporation (“TFC”) pursuant to the terms of an Agreement and Plan of Merger dated as of September 9, 2013 (the “Merger Agreement”) between Old National and TFC. The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by TFC on September 10, 2013.

October 23, 2013

Dear Client,

Recently we shared the news about the planned partnership of Tower and Old National Bank. Working together, we anticipate many new opportunities and possibilities for Tower clients and communities. We look forward to all the future holds and to serving you with a continued focus on providing service that exceeds your expectations.

Much like Tower, Old National is a highly-regarded community bank with a strong legacy of client service, a focus on basic banking and a well-earned reputation for community engagement. Old National is also an Indiana-based bank. Founded in Evansville in 1834, Old National already serves many communities across the state, including the Fort Wayne area.

With assets of $9.6 billion, Old National Bancorp is the largest financial services holding company headquartered in Indiana. In addition to providing retail, commercial and business banking services, we also offer insurance, wealth management and investment services. Old National clients also enjoy the convenience of more than 170 banking centers and an extensive network of ATMs in Indiana, Southwestern Michigan, Western Kentucky, Louisville and Southern Illinois.

For now, you will not experience any changes in your banking relationship with Tower. Please continue banking as you normally do – using existing accounts, checks and check cards, online services, ATMs and banking centers. In the future, we will provide more information about Old National services, the upcoming transition and any changes that may affect you.

If you want to learn more about Old National now, please see the enclosed About Old National sheet or visit oldnational.com. You may also contact a Tower representative at 1-877-427-7220 or speak with someone at Old National at 1-800-731-2265. On behalf of everyone at Old National and Tower, we thank you for your business and look forward to earning the privilege of being your financial partner and your bank for life.

Sincerely,

Bob Jones	Mike Cahill
President & CEO	President & CEO
Old National Bancorp	Tower Financial Corporation

The acquisition of Tower Financial Group is pending and is subject to the approval from applicable regulatory authorities and the shareholders of Tower as well as the satisfaction of customary closing conditions.

Additional Information for Shareholders

In connection with the proposed merger, Old National will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include Tower’s Proxy Statement and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Tower and Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing Tower’s website at www.towerbank.net under the tab “Investor Relations” and then under the heading “SEC Filings,” or from Old National’s website at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

Tower and Old National and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Tower in connection with the proposed merger. Information about the directors and executive officers of Tower is set forth in the proxy statement for Tower’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 28, 2013. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 15, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Tower’s and Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Tower’s and Old National’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Tower and Old National to execute their respective business plans (including the proposed acquisition of Tower) and satisfy the items addressed in Old National’s Consent Order with the Office of the Comptroller of the Currency; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Tower’s and Old National’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Report and other factors identified in Tower’s and Old National’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this Report, and neither Tower nor Old National undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Report.